January 8, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	BG Staffing, Inc.
Request for Withdrawal
Post-Effective Amendment to Registration Statement on Form S-1
(File No. 333-191683)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), BG Staffing, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Post-Effective Amendment to its Registration Statement on Form S-1 (File No. 333-191683), together with all exhibits thereto (collectively, the “Post-Effective Amendment”), filed with the Commission on December 20, 2013. No securities have been or will be distributed, issued or sold pursuant to the Post-Effective Amendment.

This request has been submitted because the Company has determined that the offer and sale of the securities set forth in the Post-Effective Amendment will instead be registered pursuant to the Registration Statement on Form S-1 (File No. 333-193097) filed on December 26, 2013. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

If you require additional information, please contact the undersigned at (972) 692-2422, or the Company’s outside counsel, William P. Bowers of Norton Rose Fulbright, at (214) 855-3903.

Respectfully,

BG STAFFING, INC.

By:	/s/ Michael A. Rutledge
Name: Michael A. Rutledge
Title: Chief Financial Officer

cc:	Glen J. Hettinger (Norton Rose Fulbright)
William P. Bowers (Norton Rose Fulbright)